Mail Stop: 3720- CF/AD 11

Via U.S. Mail and Fax (928) 680-7066

								April 3, 2006

Mr. Michael M. Chaffee, President
Western Sierra Mining Corp.
2750 Cisco Drive South
Lake Havasu City, AZ 86403

Re:	Western Sierra Mining Corp.
	Item 4.01 of Form 8-K
      Filed on March 22, 2006
	File No. 1-1766

Dear Mr. Chaffee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please amend your Form 8-K indicate whether there were any disagreements with your former accountants during the interim period from the date of the last audited financial statements for the fiscal
year ended December 31, 2003 to January of 2005.   See Item 304(a)
(1) (iv) of Regulation S-K. Also, tell us why you did not file required Form 8-K in January of 2005.

      We note that newly appointed auditors- JohnsonStout are not a registered with the PCAOB. Please advise us as soon as possible, when JohnsonStout will receive their certification from the PCAOB.
 Western Sierra Mining Corp.
April 3, 2006
Page 2


 	Please include the required letter from your former auditors addressing your revised disclosure as an exhibit to your Form 8-
K/A.
Refer to Item 304(a)(3) of Regulation S-K.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review.

	You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me at (202) 551-3828 if you have questions regarding comments on the Form 8-K.


							Sincerely,

							Terry French
							Accountant Branch Chief